June 4, 2026

H. Lynn Harton
Chief Executive Officer
United Community Banks, Inc.
200 East Camperdown Way
Greenville, SC 29601

        Re: United Community Banks, Inc.
            Registration Statement on Form S-4
            Filed May 28, 2026
            File No. 333-296306
Dear H. Lynn Harton:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Brandon C. Price, Esq.